August 22, 2019

Quintin V. Kneen
Chief Financial Officer
Tidewater Inc.
6002 Rogerdale Road, Suite 600
Houston, Texas 77072

       Re: Tidewater Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 001-06311
           Filed February 28, 2019

Dear Mr. Kneen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure